Exhibit 99.1

Banco Santander Chile

1Q 2017 Earnings Report

Santander

- Section 1 Key consolidated data 1
- Section 2 Summary of results 2
- Section 3 YTD results by reporting segment 6
- Section 4 Loans, deposits and capital 7
- Section 5 Analysis of quarterly income statement 10
- Section 6 Credit risk ratings 20
- Section 7 Share performance 21
- Annex 1 Balance Sheet 22
- Annex 2 Quarterly Income Statements 23
- Annex 3 Quarterly evolution of main ratios and other information 24

CONTACT INFORMATION

Robert Moreno
Manager, Investor Relations Department
Banco Santander Chile
Bombero Ossa 1068, Piso 8 Santiago, Chile
Tel: (562) 2320-8284
Email: robert.moreno@santander.cl
Website: www.santander.cl

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	Mar’17	Mar’16	% Change
Total assets	36,708,538	34,847,695	5.3%
Gross customer loans	27,452,651	25,725,961	6.7%
Customer deposits	20,108,828	19,802,170	1.5%
Customer funds	25,598,561	24,498,094	4.5%
Total shareholders’ equity	2,968,491	2,821,692	5.2%

Income Statement (Ch$mn)	Mar’17	Mar’16	% Change
Net interest income	318,575	312,873	1.8%
Gross revenues before provisions for loan losses	441,149	415,374	6.2%
Provision for loan losses	(73,862)	(77,926)	(5.2)%
Op expenses excluding impairment and other op. exp.	(168,780)	(166,006)	1.7%
Income before tax	180,226	155,702	15.8%
Consolidated net income	143,018	126,040	13.5%

Profitability and efficiency	Mar’17	Mar’16	Change bp
Net interest margin (NIM) [1] 1	4.2%	4.5%	-30	bp
Efficiency ratio[2]	40.0%	41.6%	+160	bp
Return on avg. equity	19.5%	18.1%	+140	bp
Return on avg. assets	1.6%	1.4%	+20	bp
Core Capital ratio	10.8%	10.6%	+20	bp
BIS ratio	13.7%	13.5%	+20	bp
Return on RWA	2.1%	1.9%	+20	bp

Asset quality ratios (%)	Mar’17	Mar’16	Change bp
NPL ratio[3]	2.2%	2.5%	-30	bp
Coverage of NPLs ratio [4]	135.5%	122.5%	+130	bp
Cost of credit[5]	1.1%	1.2%	-10	bp

Structure (#)	Mar’17	Mar’16	Change (%)
Branches	415	470	(11.7)%
ATMs	1,288	1,529	(15.8)%
Employees	11,229	11,793	(4.8)%

Market capitalization	Mar’17	Mar’16	Change (%)
Net income per share (Ch$)	0.76	0.67	13.5%
Net income per ADR (US$)	0.46	0.39	15.6%
Stock price (Ch$/per share)	41.37	32.57	27.0%
ADR price (US$ per share)	25.08	19.35	29.6%
Market capitalization (US$mn)	11,816	9,116	29.6%
Shares outstanding (millions)	188,446.1	188,446.1	0.0%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	0.0%

1 NIM = Net interest income annualized divided by interest earning assets.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.

4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.

5. Provision expense annualized divided by average loans.

1

Section 2: Summary of results1

Net income increased 31.1% QoQ and 13.5% YoY in 1Q17. ROAE reached 19.5%

Net income attributable to shareholders in 1Q17 totaled Ch$142,375 million (Ch$0.76 per share and US$0.46/ADR), increasing 31.1% QoQ and 13.5% YoY. The Bank’s ROAE2 expanded 140bp compared to 1Q16 and reached 19.5%, above initial guidance. This was achieved despite a lower inflation rate in the quarter and a higher corporate tax rate.

The rise in the Bank’s ROE was driven by a solid growth of client revenues leveraged on a lower cost of credit and improved efficiency. This is reflected in the 31.9% YoY rise in net contribution from our business segments3. This was led by a 54.3% increase in net contribution from our Retail Banking segment4.

Loans up 6.7% YoY. Loan growth among Middle & High-income earners grew 8.8% YoY

Total loans increased 0.9% QoQ and 6.7% YoY in 1Q17. Retail banking loans increased 0.4% QoQ and 6.8% YoY. Loans to individuals increased 1.2% QoQ and 7.6%. Consumer loans increased 1.3% QoQ and 8.7% YoY and mortgage loans increased 1.5% QoQ and 8.0% YoY. The Bank continued to prioritize growth among middle and high-income individuals. Loan growth among Middle and High-income earners increased 1.5% QoQ and 8.8% YoY.

Rate cut drives shift of time deposits towards fee generating mutual funds

Total customer funds (deposits plus mutual funds) managed by the Bank decreased 0.5% QoQ and grew 4.5% YoY. Non-interest bearing demand deposits were 1.7% down QoQ and increased 4.7% YoY, outstripping time deposit growth, which also improved the funding mix. In 1Q17, the Chilean Central Bank cut interest rates 50 basis points. This resulted in lower funding costs and a switch away from time deposits to fee generating mutual funds. As a result, time deposits decreased 3.4% QoQ and 0.2% YoY. On the other hand, Mutual funds brokered by the Bank increased 9.2% QoQ and 16.9% YoY.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2.	ROAE: Return on average equity: annualized quarterly net income attributable to shareholders divided by average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
3.	Net operating profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses – operating expenses.
4.	Retail banking = Individuals + Small and Mid-sized companies (SMEs).

2

Core capital[6] ratio reached 10.8% as of March 2017. Dividend payout of 70% approved by shareholders

The Bank’s Core capital ratio reached 10.8% at the end of 1Q17, 30bp higher than the levels at year-end 2016 and 20bp higher than the core capital ratio in 1Q16. The total BIS ratio7 reached 13.7% as of March 2017. The YoY growth of RWA was 3.3% compared to 6.7% for loans. This relatively high level of capital and efficient growth of RWAs allowed the Bank’s Board to propose the distribution of 70% of 2016 earnings as a dividend, which was approved by shareholders on April 26, 2017. The dividend yield, considering the share price on March 31, 2017, was 4.2%.

Sound asset quality indicators in the quarter. Cost of credit at 1.1%

Asset quality remained relatively stable in the quarter. On a YoY basis, the NPL ratio decreased from 2.5% in 1Q16 to 2.2% in 1Q17, in line with the Bank’s loan growth strategy of focusing on those segments with the highest return, net of risk. This also had a similar effect on the cost of credit, which descend to 1.1% in the quarter compared to 1.2% in 1Q16 and 1.3% in 4Q16. Compared to 4Q16 the NPL ratio increased 10bp mainly due to seasonal factors and high growth in retail banking segments compared to a reduction in wholesale lending. In 2017, we expect Non-performing loans to rise moderately due to sluggish economic growth and a weakening job market, but the loans entering NPL status already have a high coverage ratio, therefore, the cost of credit should remain relatively stable. For these reasons the Bank’s expected loss ratio or risk index, measured as Loan Loss Allowances (LLA) over total loans improved to 2.9% as of March 2017 compared to 3.0% at year-end 2016 and 1Q16.

Client NIMs, net of risk rise 20bp to 3.7%.

A key driver of profitability in the quarter was the rise in client NIMs, net of risk. In 1Q17, Net interest income from our business segments (Client NII8) increased 1.2% QoQ and 6.5% YoY. Client NIMs9, which excludes the impact of inflation and the ALCO’s liquidity portfolio, reached 4.8% in 1Q17 compared to 4.8% in 4Q16 and 4.9% in 1Q16. Despite the change of the loan mix towards less riskier segments, the Bank has managed to sustain client NIMs by increasing the retail loan book as mentioned above. At the same time, funding costs have improved, which also kept client margins elevated. In addition, the cost of credit is falling. Provision for loan losses decreased 15.8% QoQ and 5.2% YoY in 1Q17. The cost of credit in the quarter was 1.1% compared to 1.3% in 4Q16 and 1.2% in 1Q16. This is a direct result of the de-risking strategy enforced by the Bank. As a result, Client NIMs, net of risk increased 20bp in 1Q17 compared to 1Q16.

6. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

7. BIS ratio: Regulatory capital divided by RWA.

8. Client net interest income is net interest income from the Bank’s reporting segments that includes net interest income from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

9. Client net interest income divided by average loans.

3

Greater customer loyalty & satisfaction fueling solid fee growth

In 1Q17, fee income increased 15.3% QoQ and 15.6% YoY. This solid growth of fees was mainly driven by higher corporate banking activity and the steady improvement in customer satisfaction, which is attracting new clients and increasing cross-selling ratios. Loyal customers10 in the High-income segment grew 11.5% YoY. Among Mid-income earners, loyal customers increased 7.9% YoY. Loyal Middle-market and SME clients grew 12.2% YoY.

Efficiency ratio improves to 40.0%. Sustained rise in productivity

The Bank’s efficiency ratio reached 40.0% in 1Q17 compared to 41.6% in the same period of last year. Operating expenses grew 1.7% on a YoY basis. The relatively low cost growth is a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. Personnel expenses decreased 0.3% YoY in 1Q17. Total headcount has decreased 4.8% in the last twelve months. Administrative expenses also decreased 0.4% YoY in 1Q17. The Bank’s digital transformation and new branch formats are starting to sustain productivity gains and improved customer satisfaction. In total, in the last twelve months, 11.7% of the Bank’s branch network has been closed and 15.8% of our ATMs were eliminated. This has been replaced by an increase in transactions through channels such as internet, mobile and phone banking and greater productivity in the existing branch network.

10. Clients with >4 products plus minimum usage and profitability levels.

4

Summary of Quarterly Results

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Net interest income	318,575	316,649	312,873	1.8%	0.6%
Net fee and commission income	72,823	63,137	62,991	15.6%	15.3%
Total financial transactions, net	36,732	37,547	34,262	7.2%	(2.2)%
Provision for loan losses	(73,862)	(87,713)	(77,926)	(5.2)%	(15.8)%
Operating expenses (excluding Impairment and Other operating expenses)	(168,780)	(178,016)	(166,006)	1.7%	(5.2)%
Impairment, Other operating income and expenses, net	(5,982)	(16,009)	(11,023)	(45.7)%	(62.6)%
Operating income	179,506	135,595	155,171	15.7%	32.4%
Net income attributable to shareholders of the Bank	142,375	108,633	125,439	13.5%	31.1%
Net income/share (Ch$)	0.76	0.58	0.67	13.5%	31.1%
Net income/ADR (US$)[1]	0.46	0.35	0.39	15.6%	30.5%
Total loans	27,452,651	27,206,431	25,725,961	6.7%	0.9%
Deposits	20,108,828	20,691,024	19,802,170	1.5%	(2.8)%
Shareholders’ equity	2,968,491	2,868,706	2,821,692	5.2%	3.5%
Net interest margin	4.2%	4.2%	4.5%
Efficiency ratio[2]	40.0%	44.3%	41.6%
Return on equity[3]	19.5%	15.3%	18.1%
NPL / Total loans[4]	2.2%	2.1%	2.5%
Coverage NPLs	135.5%	145.4%	122.5%
Cost of credit[5]	1.1%	1.3%	1.2%
Core Capital ratio[6]	10.8%	10.5%	10.6%
BIS ratio	13.7%	13.4%	13.5%
Branches	415	434	470
ATMs	1,288	1,295	1,529
Employees	11,229	11,354	11,793

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.

6. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

5

Section 3: YTD Results by reporting segment

Net contribution from business segments rises 31.9% YoY in 1Q17

Year to date results

(Ch$ Million)

	Retail Banking[1]	Middle market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	238,971	65,455	24,248	328,674
Change YoY	6.7%	6.1%	4.8%	6.4%
Net fee and commission income	52,175	9,143	10,642	71,960
Change YoY	14.2%	-2.3%	50.2%	15.9%
Core revenues	291,146	74,598	34,890	400,634
Change YoY	8.0%	5.0%	15.5%	8.0%
Total financial transactions, net	5,045	3,008	17,449	25,502
Change YoY	24.0%	-40.6%	59.6%	27.1%
Provision for loan losses	(71,551)	(3,129)	557	(74,123)
Change YoY	-13.6%	23.4%	7.7%	-12.6%
Net operating profit from business segments[5]	224,640	74,477	52,896	352,013
Change YoY	17.7%	1.2%	27.0%	15.0%
Operating expenses[6]	(128,668)	(22,293)	(14,520)	(165,481)
Change YoY	0.0%	0.9%	4.2%	0.4%
Net contribution from business segments	95,972	52,184	38,376	186,532
Change YoY	54.3%	1.3%	38.4%	31.9%

1. Retail consists of individuals and SMEs with annual sales below Ch$2,000 million.

2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.

3. Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.

4. Excludes the results from Corporate Activities.

5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

6. Operating expenses = personnel expenses +administrative expenses + depreciation.

Net contribution from our business segments rose 31.9% YoY in 1Q17 compared to the same period of 2016. These results exclude our Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.

The net contribution from Retail banking increased 54.3% YoY. Core revenues (net interest income + fees) increased 8.0% YoY driven improvements in customer loyalty that fueled fee income. This rise in revenues was furthered leveraged on the 13.6% decrease in provision expenses and 0% cost growth as productivity continued to rise.

Net contribution from the Middle-market increased 1.3% YoY in 1Q17. Core revenues in this segment grew 5.0%, led by a 6.1% increase in net interest revenue. This was offset by lower financial transactions and higher provision expenses.

Net contribution from GCB rose 37.3% in 1Q17. Core revenues increased 19.4% YoY driven by a 61.7% rise in fees. The Bank’s strength in cash management services and financial advisory fees has driven income in this segment.

6

Section 4: Loans, funding and capital

Loans

Loans up 6.7% YoY. Loan growth among Middle & High-income earners grew 8.8% YoY

Total loans increased 0.9% QoQ and 6.7% YoY in 1Q17. Retail banking loans increased 0.4% QoQ and 6.8% YoY. Loans to individuals increased 1.2% QoQ and 7.6%. Consumer loans increased 1.3% QoQ and 8.7% YoY and mortgage loans increased 1.5% QoQ and 8.0% YoY. The Bank continued to prioritize growth among middle and high-income individuals. Loan growth among middle and high-income earners increased 1.5% QoQ and 8.8% YoY.

Economic growth remained subdued in 1Q17, but consumer confidence has been improving and unemployment figures have remained relatively stable. For this reason, we expect that lending in the higher yielding Middle-income segment to accelerate as the year progresses. We will also be expanding our new distribution and client model for the different retail segments, which should lead to a more efficient growth model.

Loans by segment

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Total loans to individuals[1]	14,950,433	14,774,460	13,892,590	7.6%	1.2%
Consumer loans	4,502,447	4,446,803	4,141,786	8.7%	1.3%
Residential mortgage loans	8,747,324	8,619,356	8,099,477	8.0%	1.5%
SMEs	3,722,927	3,664,223	3,453,809	7.8%	1.6%
Retail banking	18,673,360	18,438,683	17,346,399	7.6%	1.3%
Middle-market	6,534,707	6,491,751	6,142,987	6.4%	0.7%
Global Corporate Banking	2,162,457	2,192,391	2,155,131	0.3%	(1.4)%
Total loans[2]	27,452,650	27,206,431	25,725,961	6.7%	0.9%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 3 of the Financial Statements.

Retail banking loans increased 1.3% QoQ and 7.6% YoY. Loans to individuals increased 1.2% QoQ and 7.6% YoY.  Consumer loans increased 1.3% QoQ and 8.7% YoY and mortgage loans increased 1.5% QoQ and 8.0% YoY.  The Bank continued to prioritize growth among middle and high-income individuals.  Loan growth among middle and high-income earners increased 1.5% QoQ and 8.8% YoY. Loans to the higher yielding SME segment also continued to expand at an attractive rate. Loans to SMEs increased 1.6% QoQ and 7.8% YoY.

Loans in the Middle-market increased 0.7% QoQ and 6.4% YoY. In GCB, loans decreased 1.4% QoQ and grew 0.3% YoY. The results in the middle-market banking and GCB (See Section 3) were positive in 1Q17, despite lower loan growth due to an increase in non-lending revenues and greater customer loyalty. In GCB this is mainly due to a strong increase in non-lending revenues such as cash management, investment banking and treasury services for clients. These segments were also affected by a slow start in economic growth, especially in January and February. We expect a reactivation of loan demand in this segment beginning in 2Q17, in line with some early indicators that the Chilean economy should expand at a slightly higher pace in 2017 compared to 2016.

7

Funding

Rate cut drives shift of time deposits towards fee generating mutual funds

Total customer funds (deposits plus mutual funds) managed by the Bank decreased 0.5% QoQ and grew 4.5% YoY. Non-interest bearing demand deposits were 1.7% down QoQ and increased 4.7% YoY, outstripping time deposit growth, which also improved the funding mix. In 1Q17, the Chilean Central Bank cut interest rates 50 basis points. This resulted in lower funding costs and a switch away from time deposits to fee generating mutual funds. As a result, time deposits decreased 3.4% QoQ and 0.2% YoY. On the other hand, Mutual funds brokered by the Bank increased 9.2% QoQ and 16.9% YoY. This, in turn, had a positive impact on fee income in the quarter.

Funding

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Demand deposits	7,408,618	7,539,315	7,079,271	4.7%	(1.7)%
Time deposits	12,700,210	13,151,709	12,722,899	(0.2)%	(3.4)%
Total Deposits	20,108,828	20,691,024	19,802,170	1.5%	(2.8)%
Mutual Funds brokered[1]	5,489,733	5,026,068	4,695,924	16.9%	9.2%
Total customer funds	25,598,561	25,717,092	24,498,094	4.5%	(0.5)%
Bonds	7,411,645	7,326,372	5,727,832	29.4%	1.2%
Adjusted loans to deposit ratio[2]	102.3%	98.5%	98.3%
LCR [3]	158.3%	157.4%	131.7%
NSFR [4]	106.7%	109.0%	108.6%

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.

2. (Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans in the numerator of our ratio.

3. Liquidity Coverage Ratio calculated according to ECB rules. Chilean LCR ratios are still under construction.

4. Net Stable Funding Ratio calculated using internal methodology. Chilean LCR ratios are still under construction.

Liquidity levels remained healthy in the quarter. The Bank’s adjusted loan to deposit ratio was 102.3% and both the LCR and NSFR ratios continued to be ample. These sound levels of liquidity allowed the Bank to improve deposit spreads in 1Q17. In the quarter, the Bank continued to fine-tune the pricing policy of time deposits. This has helped to improve client margins despite the shift in the loan mix to less risky / lower yielding assets.

8

Shareholders’ equity and regulatory capital

ROE at 19.5%. Core Capital ratio at 10.8%. Payout set at 70% of 2016 earning

Equity

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,640,112	1,640,112	1,527,893	7.3%	0.0%
Valuation adjustment	6,763	6,640	474	1326.8%	1.9%
Retained Earnings:	430,313	330,651	402,022	7.0%	30.1%
Retained earnings prior periods	472,351	0	448,878	5.2%	—%
Income for the period	142,375	472,351	125,439	13.5%	(69.9)%
Provision for mandatory dividend	(184,413)	(141,700)	(172,295)	7.0%	30.1%
Equity attributable to equity holders of the Bank	2,968,491	2,868,706	2,821,692	5.2%	3.5%
Non-controlling interest	29,987	29,341	30,556	(1.9)%	2.2%
Total Equity	2,998,478	2,898,047	2,852,248	5.1%	3.5%
Quarterly ROE	19.5%	15.3%	18.1%
YTD ROE	19.5%	17.1%	18.1%

Shareholders’ equity totaled Ch$2,968,491 million as of March 31, 2017. The Bank’s ROE in 1Q17 reached 19.5%, above guidance. The Bank’s Core capital ratio11 reached 10.8% at the end of 1Q17, 30bp higher than the levels at year-end 2016 and 20bp higher than the core capital ratio in 1Q16. The total BIS ratio12 reached 13.7% as of March 2017. The YoY growth of RWA was 3.3% compared to 6.7% for loans. This high level of capital and efficient growth of RWAs allowed the Bank’s Board to propose the distribution of 70% of 2016 earnings as a dividend, which was approved by shareholders on April 26, 2017. The dividend yield, considering the share price on March 31, 2017, was 4.2%.

Capital Adequacy

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Tier I (Core Capital)	2,968,491	2,868,706	2,821,692	5.2%	3.5%
Tier II	792,549	789,001	773,581	2.5%	0.4%
Regulatory capital	3,761,040	3,657,707	3,595,273	4.6%	2.8%
Risk weighted assets	27,492,643	27,237,835	26,608,992	3.3%	0.9%
Tier I (Core Capital) ratio	10.8%	10.5%	10.6%
BIS ratio	13.7%	13.4%	13.5%

11. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets (RWA) according to SBIF BIS I definitions.

12. BIS ratio: Regulatory capital divided by RWA.

9

Section 5: Analysis of quarterly income statement

Net interest income

Client NIMs stabilizing at 4.8%. Total NIM affected by lower inflation compared to 1Q16

In 1Q17, Net interest income, NII, increased 0.6% QoQ and 1.8% YoY. The Net interest margin, NIM reached 4.2% compared to 4.2% in 4Q16 and 4.5% in 1Q16. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income13.

Net Interest Income / Margin (Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Net interest income from business segments	328,674	324,823	308,758	6.5%	1.2%
Non-client net interest income	(10,099)	(8,174)	4,115	—%	23.6%
Net interest income	318,575	316,649	312,873	1.8%	0.6%
Average interest-earning assets	30,381,349	29,901,912	27,801,471	9.3%	1.6%
Average loans from reporting segments[1]	27,246,674	26,952,880	25,432,034	7.1%	1.1%
Avg. net gap in inflation indexed (UF) instruments[2]	4,350,466	4,729,829	3,947,572	10.2%	(8.0)%
Interest earning asset yield[3]	6.9%	7.0%	7.5%
Cost of funds[4]	3.2%	3.3%	3.3%
Client net interest margin[5]	4.8%	4.8%	4.9%
Net interest margin (NIM) [6]	4.2%	4.2%	4.5%
Quarterly inflation rate[7]	0.5%	0.5%	0.7%
Central Bank reference rate	3.00%	3.50%	3.50%

1. Average loans from business segments. Excludes loans not assigned to any business segment

2. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.

3. Interest income divided by average interest earning assets.

4. Interest expense divided by sum of average interest bearing liabilities and demand deposits.

5. Annualized Net interest income from business segments divided by average loans.

6. Annualized Net interest income divided by average interest earning assets.

7. Inflation measured as the variation of the Unidad de Fomento in the quarter.

Client NII. In 1Q17, Net interest income from our business segments (Client NII) increased 1.2% QoQ and 6.5% YoY. Average loans from reporting segments increased 1.1% QoQ and 7.1% YoY. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation and the ALCO’s liquidity portfolio, reached 4.8% in 1Q17 compared to 4.8% in 4Q16 and 4.9% in 1Q16. Despite the change of the loan mix towards less riskier segments, the Bank has managed to sustain client NIMs by increasing the retail loan book as mentioned above. At the same time, funding costs have improved, which also kept client margins elevated. We expect Client NIMs to remain relatively stable for the rest of the year and, as the cost of credit should continue to improve in 2017 (see next Section), this should result in Client NIMs, net of the cost of credit to increase 10-20bp in 2017.

13. Client Net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from the available for sale portfolio and the interest expense to fund the Bank’s trading investment portfolio. The interest from the Bank’s financial investments classified as trading are recognized as Financial transactions net.

10

Non-client NII. The Bank has more assets than liabilities linked to inflation and, as a result, margins go down when inflation decelerates and vice-versa. Currently our sensitivity to a 100 bp shift in inflation is approximately 15bp of NIM. In 1Q17, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.5% compared to 0.5% in 4Q16 and 0.7% in 1Q17. As client NIMs have remained relatively stable, the variation of total NIMs was mainly due to the variation of inflation in the periods being analyzed. The UF inflation in 1Q17 was the same as in 4Q16 and hence a similar result from Non-client interest income. Compared to 1Q16, non-client interest income decreased Ch$14 billion due to a 20bp decline in quarterly UF inflation and lower yields on the Bank’s financial investment portfolio.

Going forward, quarterly NIMs should improve and the average NIM for 2017 should finish at a level similar to the one achieved in 2016. As mentioned, Client NIMs should be stable. Total UF inflation in 2016 was 2.7% and we expect a similar level of UF inflation in 2017 (compared to an annualized rate of 2.0% in 1Q17). At the same time, the Bank’s liabilities have a shorter duration than asset, so a 100bp average yearly fall in short-term interest rates would result in a 12bp rise in NIMs. Therefore, deposit costs should continue to fall as the lower rate environment is absorbed. This will be partially offset by the lower yield obtained over the Bank’s liquidity portfolio.

Asset quality and provision for loan losses

Sound asset quality indicators in the quarter. Cost of credit at 1.1%

Asset quality remained relatively stable in the quarter. On a YoY basis the NPL ratio decreased from 2.5% in 1Q16 to 2.2%, in line with the Bank’s loan growth strategy of focusing on those segments with the highest return, net of risk. This also had a similar effect on the cost of credit, which descend to 1.1% in the quarter compared to 1.2% in 1Q16 and 1.3% in 4Q16. Compared to 4Q16 the NPL ratio increased 10bp mainly due to seasonal factors and high growth in retail banking segments compared to a reduction in wholesale lending. In 2017, we expect Non-performing loans to rise moderately due to sluggish economic growth and a weakening job market, but the loans entering NPL status already have a high coverage ratio, therefore, the cost of credit should remain relatively stable.

11

Provision for loan losses (Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16		1Q17 / 4Q16
Gross provisions	(43,056)	(60,675)	(47,612)	(9.6)%		(29.0)%
Charge-offs[1]	(50,124)	(46,071)	(48,169)	4.1%		8.8%
Gross provisions and charge-offs	(93,180)	(106,746)	(95,781)	(2.7)%		(12.7)%
Loan loss recoveries	19,318	19,033	17,855	8.2%		1.5%
Provision for loan losses	(73,862)	(87,713)	(77,926)	(5.2)%		(15.8)%
Cost of credit[2]	1.1%	1.3%	1.2%	-10	bp	-20	bp
Total loans[3]	27,452,651	27,206,431	25,725,961	6.7%		0.9%
Total Loan loss allowances (LLAs)	806,005	820,311	784,103	2.8%		(1.7)%
Non-performing loans[4] (NPLs)	594,855	564,131	639,981	(7.1)%		5.4%
NPLs consumer loans	106,597	99,721	93,712	13.7%		6.9%
NPLs commercial loans	327,342	316,838	365,245	(10.4)%		3.3%
NPLs residential mortgage loans	160,916	147,572	181,024	(11.1)%		9.0%
Impaired loans[5]	1,667,145	1,615,441	1,642,087	1.5%		3.2%
Impaired consumer loans	299,071	288,584	288,037	3.8%		3.6%
Impaired commercial loans	951,514	929,169	935,144	1.8%		2.4%
Impaired residential mortgage loans	416,560	397,688	418,906	(0.6)%		4.7%
Expected loss ratio[6] (LLA / Total loans)	2.9%	3.0%	3.0%
NPL / Total loans	2.2%	2.1%	2.5%
NPL / consumer loans	2.4%	2.2%	2.3%
NPL / commercial loans	2.4%	2.3%	2.7%
NPL / residential mortgage loans	1.8%	1.7%	2.2%
Impaired loans / total loans	6.1%	5.9%	6.4%
Impaired consumer loan ratio	6.6%	6.5%	7.0%
Impaired commercial loan ratio	6.9%	6.7%	7.0%
Impaired mortgage loan ratio	4.8%	4.6%	5.2%
Coverage of NPLs[7]	135.5%	145.4%	122.5%
Coverage of NPLs non-mortgage[8]	172.1%	182.3%	155.8%
Coverage of consumer NPLs	282.0%	300.9%	285.3%
Coverage of commercial NPLs	136.3%	144.9%	122.6%
Coverage of mortgage NPLs	36.8%	41.4%	38.0%

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3. Includes interbank loans.

4. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

6. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.

7. LLA / NPLs.

8. LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

For these reasons the Bank’s Expected loss ratio or Risk index, measured as Loan Loss Allowances (LLA) over total loans improved to 2.9% as of March 2017 compared to 3.0% at year-end 2016 and 1Q16. This also explains the increase in consumer loan NPL ratio from 2.2% at year-end 2016 to 2.4% as of March 2017 and the fall in coverage of consumer loans from 300.9% as of December 2016 to 282.0% at the end of 1Q17. The Impaired consumer loan ratio reached 6.6% flat QoQ and 40bp lower than in 1Q16.

In part, due to the same, Provision for loan losses decreased 15.8% QoQ and 5.2% YoY. The cost of credit in the quarter was 1.1% compared to 1.3% in 4Q16 and 1.2% in 1Q16. By product, the evolution of Provision for loan losses in 1Q17 was as follows:

12

Provision for loan losses

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Consumer loans	(51,860)	(44,454)	(46,918)	10.5%	16.7%
Commercial loans[1]	(21,332)	(41,846)	(26,644)	(19.9)%	(49.0)%
Residential mortgage loans	(670)	(1,413)	(4,364)	(84.6)%	(52.6)%
Provision for loan losses	(73,862)	(87,713)	(77,926)	(5.2)%	(15.8)%

1.	Includes provision for loan losses for contingent loans.

Provisions for loan losses for consumer loans increased 16.7% QoQ and 10.5% YoY in 1Q17. As mentioned in previous earnings reports, the Bank has been enforcing a strategy of lowering exposure to the low-end of the consumer loan market. This has entailed an active policy of charging-off loans in the lower income segment and restricting loan restructuring. We expect lower provisions for consumer lending for the rest of 2017, given the aforementioned rise in coverage plus the change in the consumer loan mix, improvements in admission policy and more efficient recovery efforts. The 8.7% YoY growth of the consumer loan book also drove this increase in provision expense.

Provisions for loan losses for commercial loans decreased 49.0% QoQ and 19.9% YoY. The QoQ decrease was mainly due to high levels of provisions in 4Q16 due to the downgrades of loans in the Global corporate banking segment and the Middle-market. Compared to 1Q16, the lower provision expense was due to the improvements in asset quality. The commercial NPL ratio reached 2.4% compared to 2.3% in 4Q16 and 2.7% in 1Q16. The Coverage ratio of commercial NPLs reached 136.3% as of March 2017.

Provisions for loan losses for residential mortgage loans totaled Ch$670 million in the quarter. The Impaired mortgage loan ratio reached 4.8%, 20bp higher QoQ and 40bp lower YoY. The NPL ratio of mortgage loan was 1.8% in 1Q17 compared to 1.7% in 4Q16 and 2.2% in 1Q16. The Coverage ratio of mortgage NPLs reached 36.8% as of March 2017. Including collateral, the coverage ratio of mortgage NPLs reached 125.2% as of March 2017.

As a result of the lower cost of credit and the stable Client spreads, Client NIMs, net of risk increased 20bp in 1Q17 compared to 1Q16.

13

Net fee and commission income

Greater customer loyalty & satisfaction fueling solid fee growth

In 1Q17 fee income increased 15.3% QoQ and 15.6% YoY. In retail banking fees increased 6.4% mainly driven by rising client loyalty and cross-selling. This in turn has been driven by improvements in customer satisfaction, the success of our new WorkCafé branches in attracting new clients and cross-selling the existing client base and innovative digital product offers launched in the quarter. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 11.5% YoY. Among Mid-income earners, loyal customers increased 7.9% YoY. By products, the biggest contributors to fee income growth were credit card fees and asset management brokerage fees.

Fee Income by client segment

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Retail banking[1]	52,175	48,492	49,054	14.2%	7.6%
Middle-market	9,143	7,509	7,735	(2.3)%	21.8%
Global corporate banking	10,642	6,275	6,580	50.2%	69.6%
Others	863	861	(378)	(2.2)%	0.2%
Total	72,823	63,137	62,991	15.6%	15.3%

Includes fees to individuals and SMEs.

Fees in the Middle-market grew 21.8% QoQ, however decreased 2.3%YoY as this segment was affected by lower economic growth. This was compensated by the rise in customer loyalty in this segment, especially via non-lending products and services that are fee intensive. Loyal Middle-market and SME clients grew 12.2% YoY.

Finally, the Bank continues to produce strong results in the Global corporate banking segment. Fees in this segment increased 69.6% QoQ and 61.7% YoY. The strength of the Bank in providing value added non-lending services such as cash management and financial advisory services continues to boost fees in this segment.

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator. all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

14

By products, the evolution of fees was as follows:

Fee Income by product

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Credit, debit & ATM card fees	14,691	11,676	14,184	3.6%	25.8%
Asset management	10,081	10,149	8,928	12.9%	(0.7)%
Insurance brokerage	10,057	10,368	9,659	4.1%	(3.0)%
Guarantees, pledges and other contingent op.	9,487	8,997	9,284	2.2%	5.4%
Collection fees	8,926	8,023	7,961	12.1%	11.3%
Checking accounts	7,920	7,921	7,848	0.9%	(0.0)%
Brokerage and custody of securities	2,200	2,053	2,040	7.8%	7.2%
Other	9,461	3,950	3,087	206.5%	139.5%
Total fees	72,823	63,137	62,991	15.6%	15.3%

Total financial transactions, net

Results from Total financial transactions, net was a gain of Ch$36,732 million in 1Q17, decreasing 2.2% QoQ and increasing 7.2% YoY. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Total financial transactions, net

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Net income (expense) from financial operations[1]	1,276	(74,850)	(179,699)	—%	—%
Net foreign exchange gain[2]	35,456	112,397	213,961	(83.4)%	(68.5)%
Total financial transactions, net	36,732	37,547	34,262	7.2%	(2.2)%

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.

2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

15

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Client treasury services	23,568	21,104	20,001	17.8%	11.7%
Non client treasury income[1]	13,164	16,443	14,261	(7.7)%	(19.9)%
Total financ. transactions, net	36,732	37,547	34,262	7.2%	(2.2)%

1. Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues rose 11.7% QoQ and 17.8% YoY. This movement of client treasury revenues, which usually makes up the bulk of our treasuring income, reflects the demand on behalf of clients for treasury products mainly for their hedging needs. The Bank has had a good year in Debt Capital Markets that has also led to cross-selling of products in our market making business, which is reflected as client treasury income.

Non-client treasury revenues decreased 19.9% QoQ and 7.7% YoY. Falling local interest rates produced positive mark-to-market gains from our liquidity fixed income portfolios in the quarter. As a reminder, 1Q16 results in this line had an extraordinary gain of Ch$6bn from the tendering of two international bonds.

16

Operating expenses and efficiency

Efficiency ratio improves to 40.0%. Sustained rise in productivity

The Bank’s efficiency ratio reached 40.0% in 1Q17 compared to 41.6% in the same period of last year. Operating expenses, excluding Impairment and Other operating expenses, decreased 5.2% QoQ and grew 1.7% YoY. The QoQ decline is mainly due to seasonal factors. The relatively low cost growth, below the YoY variation of the CPI Index despite the fact that the most of our expenses are adjusted by inflation, is a direct consequence of the various initiatives that the Bank has been implementing to improve commercial productivity and efficiency. The success of our on-going digital and branch transformation is resulting in higher labor productivity.

Operating expenses

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16		1Q17 / 4Q16
Personnel salaries and expenses	(92,676)	(101,306)	(92,967)	(0.3)%		(8.5)%
Administrative expenses	(58,482)	(57,898)	(58,694)	(0.4)%		1.0%
Depreciation & amortization	(17,622)	(18,812)	(14,345)	22.8%		(6.3)%
Operating expenses[1]	(168,780)	(178,016)	(166,006)	1.7%		(5.2)%
Impairment of property, plant and equipment	(184)	(139)	(37)	397.3%		32.4%
Branches	415	434	470	-11.7%		-4.4%
Standard	265	267	278	-4.7%		-0.8%
WorkCafé	6	3	0	—%		100.0%
Middle-market centers	8	8	8	0.0%		0.0%
Select	53	53	54	-1.9%		0.0%
Banefe & other payment centers	83	103	130	-36.2%		-19.4%
ATMs	1,288	1,295	1,529	(15.8)%		(0.5)%
Employees	11,229	11,354	11,793	(4.8)%		(1.1)%
Efficiency ratio[2]	40.0%	44.3%	41.6%	-160	bp	-430	bp
YTD Efficiency ratio[3]	40.0%	42.7%	41.6%	-160	bp	-270	bp
Volumes per branch (Ch$mn)[4]	114,811	109,029	99,337	15.6%		5.3%
Volumes per employee (Ch$mn)[5]	4,243	4,168	3,959	7.2%		1.8%
YTD Cost / Assets[6]	1.8%	1.9%	1.9%	-10	bp	-10	bp

1. Excluding Impairment and Other operating expenses.

2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3. Loans + deposits over total branches.

4. Loans + deposits over total employees.

5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses decreased 0.3% YoY in 1Q17. Total headcount has decreased 4.8% in the last twelve months. Total volumes (loans plus deposits) per branch increased 15.6% YoY and 5.3% QoQ. At the same time, total volumes per employee increased 1.8% QoQ and 7.2% YoY. In 2Q17, another wave of management changes will be executed and as a result, the Bank will recognize a one-time charge of up to Ch$11 billion in April or May 2017 in the line item Other operating expenses. With this and other measures, the Bank expects to maintain low single digit cost growth throughout this year and the next.

17

Administrative expenses also decreased 0.4% YoY in 1Q17. The Bank’s digital transformation and new branch formats are starting to sustain productivity gains and improved customer satisfaction. Therefore, the Bank accelerated its branch closure plan in the quarter by closing 19 branches, mainly in the Santander Banefe segment. The Bank also continued to remove money losing ATMs. In total, in the last twelve months, 11.7% of the Bank’s branch network was closed and 15.8% of our ATMs were eliminated. An increase in transactions through channels such as internet, mobile and phone banking have replaced this. Simultaneously, we transformed 4 more branches into our new WorkCafé format that is significantly more productive than a traditional branch. At the same time, we continue to re-model the standard branches to a new multi-segment format that is also more efficient. The effectiveness of the Bank’s CRM has also increased productivity, as well as the implementation of other digital initiatives.

1 Volumes= Loans+ Deposits

Amortization expenses increased 22.8% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

18

Other operating income, net & corporate tax

Other operating income, net, totaled a loss of Ch$5,798 million in 1Q17. This decrease can be explained by a greater recovery of repossessed assets previously charged off and a greater recovery of other operational charge-offs.

Other operating income, net and corporate tax

(Ch$ Million)

	Quarter			Change%
	1Q17	4Q16	1Q16	1Q17 / 1Q16	1Q17 / 4Q16
Other operating income	13,019	4,456	5,248	148.1%	192.2%
Other operating expenses	(18,817)	(20,326)	(16,234)	15.9%	(7.4)%
Other operating income, net	(5,798)	(15,870)	(10,986)	(47.2)%	(63.5)%
Income from investments in associates and other companies	720	764	531	35.6%	(5.8)%
Income tax income (expense)	(37,208)	(27,126)	(29,662)	25.4%	37.2%
Effective income tax rate	20.6%	19.9%	19.1%

Income tax expenses in 1Q17 totaled Ch$37,208 million, an increase of 37.2% compared to 4Q16 and 25.4% compared to 1Q16. In 3M17, the Bank paid an effective tax rate of 20.6% compared to 19.1% in 3M17. The rise in the effective tax rate was mainly due to: (i) the higher statutory tax rate. The statutory corporate tax rate in 2017 increased to 25.5% compared to 24.0% in 2016 and; (ii) the lower CPI inflation rate in 3M17 (+0.5%) compared to 3M17 (+0.7%), which results in a lower price level restatement charge to taxable income, since for tax purposes the Bank must readjust its capital for inflation. The Bank’s effective tax rate should be approximately 20%-21% in 2017 and the statutory corporate tax rate will rise again to 27.0% in 2018.

YTD income tax[1]

(Ch$ Million)

	Quarter		Change%
	1Q17	1Q16	1Q17 / 1Q16
Net income before tax	180,226	155,702	15.8%
Price level restatement of capital[2]	(6,570)	(7,445)	(11.8)%
Net income before tax adjusted for price level restatement	173,656	148,257	17.1%
Statutory Tax rate	25.5%	24.0%
Income tax expense at Statutory rate	(45,959)	(35,582)	29.2%
Tax benefits[3]	8,751	5,920	47.8%
Income tax	(37,208)	(29,662)	25.4%
Effective tax rate	20.6%	19.1%

1. This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.

2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.

3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

19

Section 6: Credit risk ratings

International ratings

The Bank has credit ratings from three leading international agencies. In 4Q16, Moody’s reaffirmed our ratings with outlook stable and Fitch and S&P placed our outlook on negative following a similar action on the sovereign ratings.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

20

Section 7: Share performance

As of March 31, 2017

Ownership Structure:

Total Shareholder Return

Santander ADR vs. SP500 (Base 100 = 12/31/2016)

ADR price (US$) 3M17

3/31/17:	25.08
Maximum (3M17):	25.45
Minimum (3M17):	17.99

Market Capitalization: US$11,816 million

P/E 12month trailing*:	16.5
P/BV (3/31/16)**:	2.7
Dividend yield***:	4.5%

*	Price as of Mar 31, 2017 / 12mth. earnings
**	Price as of Mar 31, 2017/Book value as of 3/31/17
***Based	on closing price on record date of last dividend payment.

Average daily traded volumes 3M17

US$ million

Total Shareholder Return

Santander vs IPSA Index (Base 100 = 12/31/2016)

Local share price (Ch$) 3M17

3/31/17:	41.37
Maximum (3M17):	42.38
Minimum (3M17):	34.65

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%
2017:	1.75	70%

21

Annex 1: Balance sheet

Unaudited Balance Sheet

	Mar-17	Mar-17	Dec-16	Mar-16	Mar-17/Mar16	Mar-17/Dec-16
	US$ Ths[1]	Ch$ Million			% Chg.
Cash and deposits in banks	2,769,648	1,828,411	2,279,389	1,416,135	29.1%	(19.8)%
Cash items in process of collection	1,213,192	800,901	495,283	1,043,906	(23.3)%	61.7%
Trading investments	586,509	387,190	396,987	155,369	149.2%	(2.5)%
Investments under resale agreements	-	-	6,736	-	—%	—%
Financial derivative contracts	3,787,915	2,500,630	2,500,782	2,990,214	(16.4)%	(0.0)%
Interbank loans, net	533,022	351,880	272,635	31,896	1003.2%	29.1%
Loans and account receivables from customers, net	39,830,899	26,294,766	26,113,485	24,909,962	5.6%	0.7%
Available for sale investments	4,253,475	2,807,974	3,388,906	2,686,185	4.5%	(17.1)%
Held-to-maturity investments	-	-	-	-	—%	—%
Investments in associates and other companies	37,114	24,501	23,780	20,861	17.4%	3.0%
Intangible assets	89,551	59,118	58,085	51,660	14.4%	1.8%
Property, plant and equipment	377,916	249,485	257,379	234,468	6.4%	(3.1)%
Current taxes	-	-	-	-	—%	—%
Deferred taxes	557,859	368,276	372,699	324,477	13.5%	(1.2)%
Other assets	1,568,417	1,035,406	840,499	982,562	5.4%	23.2%
Total Assets	55,605,517	36,708,538	37,006,645	34,847,695	5.3%	(0.8)%

Deposits and other demand liabilities	11,222,458	7,408,618	7,539,315	7,079,271	4.7%	(1.7)%
Cash items in process of being cleared	912,365	602,307	288,473	873,455	(31.0)%	108.8%
Obligations under repurchase agreements	310,760	205,151	212,437	51,423	298.9%	(3.4)%
Time deposits and other time liabilities	19,238,079	12,700,210	13,151,709	12,722,899	(0.2)%	(3.4)%
Financial derivatives contracts	3,474,527	2,293,744	2,292,161	2,784,208	(17.6)%	0.1%
Interbank borrowings	2,259,584	1,491,687	1,916,368	1,316,766	13.3%	(22.2)%
Issued debt instruments	11,227,043	7,411,645	7,326,372	5,727,832	29.4%	1.2%
Other financial liabilities	361,020	238,331	240,016	224,888	6.0%	(0.7)%
Current taxes	37,638	24,847	29,294	11,799	110.6%	(15.2)%
Deferred taxes	17,606	11,623	7,686	6,307	84.3%	51.2%
Provisions	491,675	324,584	308,982	316,637	2.5%	5.0%
Other liabilities	1,510,714	997,313	795,785	879,962	13.3%	25.3%
Total Liabilities	51,063,469	33,710,060	34,108,598	31,995,447	5.4%	(1.2)%

Equity
Capital	1,350,132	891,303	891,303	891,303	—%	—%
Reserves	2,484,416	1,640,112	1,640,112	1,527,893	7.3%	—%
Valuation adjustments	10,244	6,763	6,640	474	1326.8%	1.9%
Retained Earnings:	651,831	430,313	330,651	402,022	7.0%	30.1%
Retained earnings from prior years	715,510	472,351	-	448,878	5.2%	—%
Income for the period	215,667	142,375	472,351	125,439	13.5%	(69.9)%
Minus: Provision for mandatory dividends	(279,346)	(184,413)	(141,700)	-172,295	7.0%	30.1%
Total Shareholders' Equity	4,496,624	2,968,491	2,868,706	2,821,692	5.2%	3.5%
Non-controlling interest	45,424	29,987	29,341	30,556	(1.9)%	2.2%
Total Equity	4,542,047	2,998,478	2,898,047	2,852,248	5.1%	3.5%

1. The exchange rate used to calculate the figures in dollars was Ch$660.16 / US$1

22

Annex 2: Quarterly income statements

Unaudited Quarterly Income Statement

	1Q17	1Q17	4Q16	1Q16	1Q17/1Q16	1Q17/4Q16
	US$ Ths[1]	Ch$ Million			% Chg.
Interest income	793,698	523,968	526,330	518,729	1.0%	(0.4)%
Interest expense	(311,126)	(205,393)	(209,681)	(205,856)	(0.2)%	(2.0)%
Net interest income	482,572	318,575	316,649	312,873	1.8%	0.6%
Fee and commission income	174,647	115,295	112,187	104,508	10.3%	2.8%
Fee and commission expense	(64,336)	(42,472)	(49,050)	(41,517)	2.3%	(13.4)%
Net fee and commission income	110,311	72,823	63,137	62,991	15.6%	15.3%
Net income (expense) from financial operations	1,933	1,276	(74,850)	(179,699)	-%	-%
Net foreign exchange gain	53,708	35,456	112,397	213,961	(83.4)%	(68.5)%
Total financial transactions, net	55,641	36,732	37,547	34,262	7.2%	(2.2)%
Other operating income	19,721	13,019	4,456	5,248	148.1%	192.2%
Net operating profit before provisions for loan losses	668,246	441,149	421,789	415,374	6.2%	4.6%
Provision for loan losses	(111,885)	(73,862)	(87,713)	(77,926)	(5.2)%	(15.8)%
Net operating profit	556,361	367,287	334,076	337,448	8.8%	9.9%
Personnel salaries and expenses	(140,384)	(92,676)	(101,306)	(92,967)	(0.3)%	(8.5)%
Administrative expenses	(88,588)	(58,482)	(57,898)	(58,694)	(0.4)%	1.0%
Depreciation and amortization	(26,694)	(17,622)	(18,812)	(14,345)	22.8%	(6.3)%
Op. expenses excl. Impairment and Other operating expenses	(255,665)	(168,780)	(178,016)	(166,006)	1.7%	(5.2)%
Impairment of property, plant and equipment	(279)	(184)	(139)	(37)	397.3%	32.4%
Other operating expenses	(28,504)	(18,817)	(20,326)	(16,234)	15.9%	(7.4)%
Total operating expenses	(284,448)	(187,781)	(198,481)	(182,277)	3.0%	(5.4)%
Operating income	271,913	179,506	135,595	155,171	15.7%	32.4%
Income from investments in associates and other companies	1,091	720	764	531	35.6%	(5.8)%
Income before tax	273,004	180,226	136,359	155,702	15.8%	32.2%
Income tax expense	(56,362)	(37,208)	(27,126)	(29,662)	25.4%	37.2%
Net income from ordinary activities	216,641	143,018	109,233	126,040	13.5%	30.9%
Net income discontinued operations	-	-	--	-
Net income attributable to:
Non-controlling interest	974	643	600	601	7.0%	7.2%
Net income attributable to equity holders of the Bank	215,667	142,375	108,633	125,439	13.5%	31.1%

1. The exchange rate used to calculate the figures in dollars was Ch$660.16 / US$1

23

Annex 3: Quarterly evolution of main ratios and other information

(Ch$ millions)
	Mar-16	Jun-16	Sep-16	Dec-16	Mar-17
Loans
Consumer loans	4,141,786	4,239,461	4,311,786	4,446,803	4,502,447
Residential mortgage loans	8,099,477	8,321,626	8,471,975	8,619,356	8,747,324
Commercial loans	13,452,772	13,602,948	13,807,911	13,867,465	13,850,836
Interbank loans	31,926	236,532	276,703	272,807	352,044
Total loans (including interbank)	25,725,961	26,400,567	26,868,375	27,206,431	27,452,650
Allowance for loan losses	(784,102)	(795,405)	(812,707)	(820,311)	(806,005)
Total loans, net of allowances	24,941,859	25,605,162	26,055,668	26,386,120	26,646,646

Deposits
Demand deposits	7,079,271	7,238,303	6,913,452	7,539,315	7,408,618
Time deposits	12,722,899	12,997,791	13,126,798	13,151,709	12,700,210
Total deposits	19,802,170	20,236,094	20,040,250	20,691,024	20,108,828
Mutual funds (Off balance sheet)	4,695,924	4,881,450	5,269,815	5,026,068	5,489,733
Total customer funds	24,498,094	25,117,544	25,310,065	25,717,092	25,598,561
Loans / Deposits[1]	98.3%	99.0%	100.4%	98.5%	102.3%

Average balances
Avg. interest earning assets	27,801,471	28,628,066	28,979,918	29,901,912	30,381,349
Avg. Loans from reporting segments	25,432,034	25,980,829	26,550,078	26,952,880	27,246,674
Avg. assets	34,754,591	35,195,160	35,869,635	36,163,077	36,629,695
Avg. demand deposits	7,181,633	7,280,495	7,132,397	7,094,735	7,370,951
Avg equity	2,772,379	2,714,063	2,755,631	2,833,913	2,914,173
Avg. free funds	9,954,012	9,994,558	9,888,028	9,928,649	10,285,124

Capitalization
Risk weighted assets	26,608,992	26,876,727	27,130,807	27,237,835	27,492,643
Tier I (Shareholders' equity)	2,821,692	2,704,685	2,794,109	2,868,706	2,968,491
Tier II	773,581	781,772	786,936	789,001	792,549
Regulatory capital	3,595,272	3,486,457	3,581,046	3,657,707	3,761,040
Tier I ratio	10.6%	10.1%	10.3%	10.5%	10.8%
BIS ratio	13.5%	13.0%	13.2%	13.4%	13.7%

Profitability & Efficiency
Net interest margin (NIM)[1]	4.5%	4.6%	4.5%	4.2%	4.2%
Client NIM[2]	4.9%	4.8%	4.9%	4.8%	4.8%
Efficiency ratio[3]	41.6%	43.8%	41.1%	44.3%	40.0%
Costs / assets[4]	1.9%	1.9%	1.9%	1.9%	1.8%
Avg. Demand deposits / interest earning assets	25.8%	25.4%	24.6%	23.7%	24.3%
Return on avg. equity	18.1%	17.1%	17.7%	15.3%	19.5%
Return on avg. assets	1.4%	1.3%	1.4%	1.2%	1.6%
Return on RWA	1.9%	1.7%	1.8%	1.6%	2.1%

24

(Ch$ millions)
	Mar-16	Jun-16	Sep-16	Dec-16	Mar-17
Asset quality
Impaired loans[5]	1,642,087	1,645,082	1,594,267	1,615,441	1,667,145
Non-performing loans (NPLs) [6]	639,981	566,177	556,965	564,131	594,855
Past due loans[7]	353,610	340,761	336,337	324,312	330,207
Loan loss reserves	784,102	795,405	812,707	820,311	806,005
Impaired loans / total loans	6.4%	6.2%	5.9%	5.9%	6.1%
NPLs / total loans	2.5%	2.1%	2.1%	2.1%	2.2%
PDL / total loans	1.4%	1.3%	1.3%	1.2%	1.2%
Coverage of NPLs (Loan loss allowance / NPLs)	122.5%	140.5%	145.9%	145.4%	135.5%
Coverage of PDLs (Loan loss allowance / PDLs)	221.7%	233.4%	241.6%	252.9%	244.1%
Risk index (Loan loss allowances / Loans) [8]	3.0%	3.0%	3.0%	3.0%	2.9%
Cost of credit (prov expense annualized / avg. loans)	1.2%	1.3%	1.4%	1.3%	1.1%

Network
Branches	470	468	464	434	415
ATMs	1,529	1,484	1,406	1,295	1,288
Employees	11,793	11,653	11,557	11,354	11,229

Market information (period-end)
Net income per share (Ch$)	0.67	0.62	0.65	0.58	0.76
Net income per ADR (US$)	0.39	0.37	0.39	0.35	0.46
Stock price	32.57	31.92	34.04	37.26	41.37
ADR price	19.35	19.37	20.69	21.87	25.08
Market capitalization (US$mn)	9,116	9,126	9,747	10,303	11,816
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[10]	0.7%	0.9%	0.6%	0.5%	0.5%
Central Bank monetary policy reference rate (nominal)	3.50%	3.50%	3.50%	3.50%	3.00%
Observed Exchange rate (Ch$/US$) (period-end)	675.10	661.49	659.08	660.00	662.66

1. Ratio =( Loans - mortgage loans) / (Time deposits + demand deposits)

2. NIM = Net interest income annualized divided by interest earning assets

3. Client NIM = Net interest income from reporting segments annualized over average loans

4. Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + administrative expenses + depreciation). Excludes impairment charges

5. Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

6. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

7. Capital + future interest of all loans with one installment 90 days or more overdue.

8. Total installments plus lines of credit more than 90 days overdue.

9. Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index.

10. Calculated using the variation of the Unidad de Fomento (UF) in the period.

25